July 3, 2019

VIA COURIER AND EDGAR

Division of Corporate Finance

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Pennant Group, Inc.
Registration Statement on Form 10-12B
Filed May 6, 2019
File No. 001-38900

Ladies and Gentlemen:

On behalf of The Pennant Group, Inc. (the “Company” or “Pennant”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated May 16, 2019 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-38900) that was filed on May 6, 2019 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement, including as Exhibit 99.1, a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein, including the removal of an ancillary services business as discussed with the Staff. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the May 6, 2019 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Information Statement.

Form 10 filed May 6, 2019

Unaudited Pro Forma Combined Financial Statements, page 82

1.

Refer to discussion of Liquidity on page 136. We note that you have not yet identified the specific sources of funds and that any financing transactions may not be completed. Please expand the disclosure in Note (1) to clarify the basis for your belief that the financing is factually supportable prior to entering into a definitive agreement with established terms. Also, provide more disclosure regarding the methodology used for determining the variable rate of 4.52% and clearly state that this rate is an estimate.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosures on pages 92, 93 and 148 of the Information Statement to read as follows:

“Liquidity and Capital Resources

We expect to put in place a capital structure that provides us with the flexibility to grow and a cost of debt capital that allows us to compete for investment opportunities. Subject to market conditions, we expect to enter into the Revolving Credit Facility with a syndicate of banks with a borrowing capacity of $75.0 million. We anticipate the interest rates applicable to loans under the Revolving Credit Facility to be, at the Company’s election, either LIBOR plus a margin ranging from 2.5% to 3.5% per annum or Base Rate plus a margin ranging from 1.5% to 2.5% per annum, in each case based on the ratio of Consolidated Total Net Debt to Consolidated EBITDA (to be defined in the credit agreement). In addition, we expect that we will pay a commitment fee on the undrawn portion of the commitments under the Revolving Credit Facility that is estimated to be 0.6% per annum.

We anticipate that the Revolving Credit Facility will not be subject to interim amortization. We expect that the Company will not be required to repay any loans under the Revolving Credit Facility prior to maturity. We expect that the Company will be permitted to prepay all or any portion of the loans under the Revolving Credit Facility prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders. This information is based on our current negotiations with the lead banks in an anticipated syndicate.

As a result of the financing transaction, we expect to have outstanding indebtedness of approximately $25.0 million. The amount reflects proceeds from issuance of indebtedness under the Revolving Credit Facility, including approximately $1.2 million in estimated financing cost. The foregoing summarizes some of the currently expected terms of the Revolving Credit Facility. However, the foregoing summary does not purport to be complete, and the terms of the Revolving Credit Facility have not yet been finalized. There may be changes to the expected size and other terms of the Revolving Credit Facility, some of which may be material.

Unaudited Pro Forma Combined Financial Statements

(1)

We expect to enter into the Revolving Credit Facility with a syndicate of banks with a borrowing capacity of $75.0 million. We anticipate the interest rates applicable to loans under the Revolving Credit Facility to be, at the Company’s election, either LIBOR plus a margin ranging from 2.5% to 3.5% per annum or Base Rate plus a margin ranging from 1.5% to 2.5% per annum, in each case based on the ratio of Consolidated Total Net Debt to Consolidated EBITDA (to be defined in the credit agreement). In addition, we expect that we will pay a commitment fee on the unused portion of the commitments under the Revolving Credit Facility that is estimated to be 0.6% per annum. We currently expect the foregoing summary of terms to be an accurate description of the Revolving Credit Facility based on preliminary negotiations with the lead banks of our anticipated syndication. However, the foregoing summary does not purport to be complete, and the terms of the Revolving Credit Facility have not yet been finalized. There may be changes to the expected size and other terms of the Revolving Credit Facility, some of which may be material.

The target outstanding balance of borrowings at the time of the separation arrangement was determined by management based on a review of a number of factors including credit rating considerations, forecasted liquidity and capital requirements, expected operating results and general economic conditions. Cash on hand following the separation is expected to be used for working capital and other general corporate purposes.

(7)

Represents the adjustments to deferred financing fee and interest expense related to approximately $25.0 million of debt that we expect to incur as described in note (1). Interest expense was calculated assuming constant debt levels throughout the periods. The estimated variable interest rate of 4.5% is an estimate and may be higher or lower if there are changes in market conditions or the banking environment, or if our leverage ratio or the actual LIBOR rate following the spin-off are different than the estimates we used. This estimate is based on an average of the LIBOR daily rate for the past five quarters plus a percentage spread we expect to incur based on current negotiations with the lead banks in our anticipated syndication. Each 1.0% change to the annual interest rate would change interest expense by approximately $0.3 million on an annual basis.”

2.

Please expand the disclosure in Note (5) to include the changes in lease terms from the intercompany terms and the terms of the newly executed Ensign Leases after the leases are executed. Please also expand MD&A disclosure accordingly. Disclose the basis for your belief that the terms of the third-party Master Lease based on preliminary terms are factually supportable prior to final negotiations with Landlords. Since your estimate of the new Master Lease rent expense is more than 10% greater than historical rent expense, please tell us how these changes impacted your impairment analysis for Goodwill and Other indefinite-lived intangibles.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosures on pages 93 and 122 of the Information Statement to read as follows:

“Unaudited Pro Forma Combined Financial Statements

(5)

Reflects changes in rent resulting from the removal of intercompany rental charges and replacement of such in accordance with the Ensign Leases, and new third-party master lease agreements based on preliminary negotiations with landlords that will replace the existing lease agreements between our subsidiaries and such landlords. We anticipate that the Ensign Leases and new third-party master lease agreements will have initial terms ranging between 14 and 16 years, with extension options and annual rent escalators based on changes in the Consumer Price Index.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Spin-Off Transactions

In connection with the spin-off, we anticipate entering into the Ensign Leases, which are long term, “triple-net” lease agreements that will amend and restate or replace existing lease agreements between subsidiaries of Ensign and subsidiaries of Pennant for the lease of senior living buildings. We also expect to enter into new third-party master lease agreements with landlords that will replace existing lease agreements between our subsidiaries and such landlords. We anticipate that the Ensign Leases and new third-party master lease agreements will have initial terms ranging between 14 and 16 years, with extension options and annual rent escalators based on changes in the Consumer Price Index. However, the foregoing summary does not purport to be complete, and the terms of the Ensign Leases and third party master lease agreements have not yet been finalized. There may be changes to the terms of the agreements based on the finalization of our negotiations with Ensign and third party landlords.”

The Company respectfully advises the Staff that the increase in rent of approximately $3.4 million resulting from the replacement of intercompany leases with the Ensign Leases and new third-party master lease agreements did not have a significant impact on our impairment analysis for goodwill and other indefinite-lived intangibles. The changes in the lease agreements are applicable only to our senior living operations. We perform our goodwill impairment analysis during the fourth quarter of each year and as of December 31, 2018, the estimated fair value of the senior living services segment substantially exceeded the implied value of goodwill and other indefinite-lived intangible assets. As such, the changes in rent expense has no impact on our impairment analysis.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Daniel H Walker
Daniel H Walker

cc:	Christian O. Nagler
Kirkland & Ellis LLP

Suzanne Snapper
The Ensign Group, Inc.